Contact

www.linkedin.com/in/flemingshi (LinkedIn)
www.barracuda.com (Company)

Top Skills

Computer Network Operations
Blockchain
Mobile Applications

Languages

English (Native or Bilingual)
Chinese (Native or Bilingual)

Patents

PEER TO PEER TRAFFIC
CONTROL METHOD AND SYSTEM
DIRECTORY AUTHENTICATION
METHOD FOR POLICY DRIVEN
WEB FILTERING
WITHHOLDING LAST PACKET OF
UNDESIRABLE FILE TRANSFER
Apparatus, and system for
determining and cautioning users
of Internet connected clients of
potentially malicious software and
method for operating such
FILTERING SECURE NETWORK
MESSAGES WITHOUT
CRYPTOGRAPHIC PROCESSES
METHOD

Fleming Shi

CTO, Barracuda Networks
San Francisco Bay Area

Summary

As the CTO for Barracuda Networks, I focus on driving transformative technology solutions to support Barracuda's broad portfolio of products in security and data protection. The office of CTO is also the incubation engine to deliver forward-looking product and technology concepts. I lead the team from inception to productization while nurturing product engineering teams to maximize the feature capabilities. These solutions range from public cloud security SaaS, cross-product data platform and a collection of microservices which constantly evolve to take on the latest cyber threats. As we take advantage of the synergy between the integrated products from Email Security, Data Protection, Network Security to Application Security, we constantly deliver zero-hour threat intelligence with higher performance and efficacy to our customers.

Additionally, I work with our corporate development team hand-in-hand to seek new technology partners and talent acquisitions to accelerate our growth.

Specialties:
Public Cloud Security,
Data Protection Concepts,
Network Security Architecture,
Web Content Filtering Architecture,
Web Application Architecture,
Distributed Computing and Storage Architecture,
Data Services Architecture from Search to Distributed Databases,
Software Development Team & Process Management,
Hands-on experience with product development of Public Cloud Security, Email Security, Data Protection, Network Security, Web Application Security, Web Content Filtering

―――――

Experience

Barracuda

19 years 3 months

Chief Technology Officer

December 2018 - Present (5 years 3 months)

San Francisco Bay Area

As the CTO for Barracuda Networks, I focus on driving transformative technology solutions to support Barracuda's broad portfolio of cybersecurity products and services. The office of CTO is also the incubation engine to deliver forward-looking product and technology concepts. I lead the team from inception to productization while nurturing product engineering teams to maximize the feature capabilities. These solutions range from public cloud security SaaS, cross-product data platform and a collection of microservices that constantly evolve to take on the latest cyber threats. As we take advantage of the synergy between the integrated products from Email Security, Data, Network Security to Application Security, we constantly deliver zero-hour threat intelligence with higher performance and efficacy to our customers.

Additionally, I work with our corporate development team hand-in-hand to seek new technology partners and talent acquisitions to accelerate our growth.

Specialties:
Public Cloud Security,
Data Protection Concepts,
Network Security Architecture,
Web Content Filtering Architecture,
Web Application Architecture,
Distributed Computing and Storage Architecture,
Data Services Architecture from Search to Distributed Databases,
Software Development Team & Process Management,
Hands-on experience with product development of Public Cloud Security, Email Security, Data Protection, Network Security, Web Application Security, Web Content Filtering

Senior Vice President, Advanced Technology Engineering

June 2016 - November 2018 (2 years 6 months)

As the SVP of Technology at Barracuda, my immediate focus is to develop emerging products and services while driving technology innovations in synchronized steps. Our efforts will continue to offer enterprise-level features in our family of security products.   The solutions continue to deliver high levels of efficacy and accuracy given our broad and large installed base.

In this role, I also work with the business development team hand-in-hand to seek new technology partners and talent acquisitions to accelerate our growth.

Vice President of Technology
June 2014 - June 2016 (2 years 1 month)
Campbell, CA

As the Vice President of Technology, I lead the team to transform from how we build our products by rearchitecting our software and repackage our offerings using containers and elastic microservices in the cloud. It is a tough transition as our products had to rapidly adopt the new customer environments. However, the vision paid off as our solutions was available in many form factors including public cloud environments.

Senior Director of Engineering, Content Security
December 2011 - May 2014 (2 years 6 months)

Engineering Team Management for Email Security Products/Services, Web Security Products/Services , Mobility Products and Content Intelligence.

Director of Engineering
December 2004 - November 2011 (7 years)
San Francisco Bay Area

Engineering management for Barracuda Web Security Products/Services.

Gryphon Online Safety, Inc.
1 year 7 months

Member Board of Directors
September 2023 - Present (6 months)
San Francisco Bay Area

Board Member in delivering parental control and cybersecurity capabilities for families, and drive innovation in Web 3.0 security capabilities starting from home.

Advisor
August 2022 - Present (1 year 7 months)

Working with team Gryphon on providing the best parental control Wi-Fi mesh with security protection for homes, and bridging to Web 3.0.

Sliceup

Advisory Board Member

January 2021 - Present (3 years 2 months)

Working with the team on decentralizing data analytics to drive efficacy and optimization.

LogSenseApp

Member Board Of Directors

June 2018 - December 2019 (1 year 7 months)

San Francisco Bay Area

www.ehit.com

CTO, Chief Architect

October 2002 - November 2004 (2 years 2 months)

Velosel/Martquest

Senior Software Engineer

2000 - 2004 (4 years)

Ebrary

Senior Software Engineer/Architect

January 2001 - March 2003 (2 years 3 months)

Entise Systems

Software Engineer

2001 - 2002 (1 year)

beyond DOTCOM

Senior Software Engineer

May 1999 - May 2000 (1 year 1 month)

SAIC

Software Engineer

1997 - 1999 (2 years)

IGPP/SIO, UCSD

IT Specialist, Program Analyst

1994 - 1997 (3 years)

Education

University of California, San Diego

Bachelor of Science (B.S.), Computer Science · (1994 - 1997)